

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Robert Fried
Chief Executive Officer
ChromaDex Corporation
10900 Wilshire Blvd., Suite 600
Los Angeles, California 90024

Re: ChromaDex Corporation
Registration Statement on Form S-3
Filed May 21, 2020
File No. 333-238570

Dear Mr. Fried:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew T. Browne